CUSIP 867071102             13D




                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 11)


                          Sunbeam Corporation
                           (Name of Issuer)

                      Common Stock, par value $0.01
                    (Title of Class of Securities)


                             867071102
                           (CUSIP Number)


                           Peter Langerman
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           (973) 912-2048

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           January 8, 2001
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    17,541,398 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    17,541,398 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,541,398 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    16.4


14. TYPE OF REPORTING PERSON          IA

Items 4 and 5 of the Schedule 13D, initially filed on April 8, 1993, as amended on July 23, 1993, April 20, 1994, November 23, 1994, December 8, 1994, January 2, 1996, September 18, 1996,
September 20, 1996, November 1, 1997, June 18, 1998 and March 1, 1999, are hereby amended and restated in their entirety as follows:

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by advisory clients of Franklin Mutual Advisers, LLC ("FMA") for the purpose of investment. Neither FMA nor any executive officer or director of FMA, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMA's clients for the purpose of investment.

In the future, FMA may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMA may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMA's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Simultaneously with the filing of this amended schedule, the reporting persons are filing a Schedule 13G reflecting the holdings attributable to them of FMA's advisory clients. Neither FMA nor any executive officer or director of FMA, has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts which, pursuant to advisory contracts, are advised by FMA, an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to FMA all investment and voting power over the securities owned by such advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, its parent holding company, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days.

(d) No person other than the respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Shares Fund, a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, has an interest in more than five percent of the class of securities being reported herein.

(e) Not applicable.


After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 8, 2001


FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary